January 11, 2010

Michael R. Stanfield
Chief Executive Officer
Intersections, Inc.
14901 Bogle Drive
Chantilly, VA 20151

> **Re:** **Intersections, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 10, 2009**
> **Form 8-K Filed August 11, 2009**
> **File No. 0-50580**

Dear Mr. Stanfield:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                           Sincerely,

                                           Kathleen Collins
                                           Accounting Branch Chief